UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

10 June 2025
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1. NatWest Group plc (the Company) announces that deferred awards over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) vested on 9 June 2025, under the NatWest Group plc 2024 Employee Share Plan (the Plan), to the PDMRs set out below. The awards were granted under the Plan on 7 March 2025.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR are set out below.

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	50,812	25,445	25,367
Angela Byrne	Interim CEO, Retail Banking	24,536	11,550	12,986
Emma Crystal	CEO, Coutts and Wealth Businesses	44,305	20,855	23,450
Keiran Foad	Group Chief Risk Officer	57,339	26,990	30,349
Scott Marcar	Group Chief Information Officer	65,761	30,955	34,806
Katie Murray	Group Chief Financial Officer	65,375	30,773	34,602
Paul Thwaite	Group Chief Executive Officer	97,215	45,760	51,455
Jen Tippin	Group Chief Operating Officer	65,701	30,926	34,775

The market price used to meet associated tax liabilities was £5.2605.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2.  The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:
Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Robert Begbie	CEO, NatWest Commercial & Institutional	100,000	£5.2106	10 June 2025

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	10 June 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary